Exhibit 99.2

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended December 31, 2024
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended December 31, 2024

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended December 31,
($ millions, except per share amounts)

		Three Months Ended		Twelve Months Ended
	Notes	2024	2023	2024 (1)	2023

Revenues (2)	1	12,813	13,134	54,277	52,204
Expenses	1
Purchased Product, Transportation and Blending (2)		8,906	9,220	36,641	34,856
Operating		1,627	1,563	6,841	6,352
(Gain) Loss on Risk Management	21	16	(28)	58	61
Depreciation, Depletion, Amortization and Exploration Expense (2)	10,11,12	1,238	1,302	4,940	4,686
(Income) Loss From Equity-Accounted Affiliates		(18)	(28)	(66)	(51)
General and Administrative		201	71	794	688
Finance Costs, Net (2)	4	120	145	514	538
Integration, Transaction and Other Costs		53	36	166	85
Foreign Exchange (Gain) Loss, Net	5	381	(74)	462	(67)
(Gain) Loss on Divestiture of Assets (2)	6	2	(2)	(119)	20
Re-measurement of Contingent Payments	14	—	(24)	30	59
Other (Income) Loss, Net		103	(21)	(55)	(63)
Earnings (Loss) Before Income Tax		184	974	4,071	5,040
Income Tax Expense (Recovery)	8	38	231	929	931
Net Earnings (Loss)		146	743	3,142	4,109

Other Comprehensive Income (Loss), Net of Tax	18
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		3	(59)	14	(44)
Change in the Fair Value of Equity Instruments at FVOCI (3)	21	(52)	56	71	56
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		801	(243)	1,020	(274)
Total Other Comprehensive Income (Loss), Net of Tax		752	(246)	1,105	(262)
Comprehensive Income (Loss)		898	497	4,247	3,847

Net Earnings (Loss) Per Common Share ($)	9
Basic		0.08	0.39	1.68	2.15
Diluted		0.07	0.32	1.67	2.09

(1)For the twelve months ended December 31, 2024, amounts reflect certain revisions. See Note 25.
(2)Revised presentation as of January 1, 2024. See Note 3.
(3)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at December 31,
($ millions)

	Notes	2024	2023

Assets
Current Assets
Cash and Cash Equivalents		3,093	2,227
Accounts Receivable and Accrued Revenues		2,614	3,035
Income Tax Receivable		231	416
Inventories		4,496	4,030
Total Current Assets		10,434	9,708
Restricted Cash	15	241	211
Exploration and Evaluation Assets, Net	1,10	484	738
Property, Plant and Equipment, Net	1,11	38,568	37,250
Right-of-Use Assets, Net	1,12	1,950	1,680
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates		399	366
Other Assets		451	318
Deferred Income Taxes		1,064	696
Goodwill	1	2,923	2,923
Total Assets		56,539	53,915

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		6,242	5,480
Income Tax Payable		396	88
Short-Term Borrowings	13	173	179
Long-Term Debt	13	192	—
Lease Liabilities	12	359	299
Contingent Payments	14	—	164
Total Current Liabilities		7,362	6,210
Long-Term Debt	13	7,342	7,108
Lease Liabilities	12	2,568	2,359
Decommissioning Liabilities	15	4,534	4,155
Other Liabilities	16	919	1,183
Deferred Income Taxes		4,045	4,188
Total Liabilities		26,770	25,203
Shareholders’ Equity		29,754	28,698
Non-Controlling Interest		15	14
Total Liabilities and Equity		56,539	53,915

Commitments and Contingencies	24

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Treasury Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 17)	(Note 17)	(Note 17)	(Note 17)			(Note 18)

As at December 31, 2022	16,320	—	519	184	2,691	6,392	1,470	27,576
Net Earnings (Loss)	—	—	—	—	—	4,109	—	4,109
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	(262)	(262)
Total Comprehensive Income (Loss)	—	—	—	—	—	4,109	(262)	3,847
Common Shares Issued Under Stock Option Plans	58	—	—	—	(12)	—	—	46
Purchase of Common Shares Under NCIB (2)	(373)	—	—	—	(688)	—	—	(1,061)
Warrants Exercised	26	—	—	(8)	—	—	—	18
Warrants Purchased and Cancelled	—	—	—	(151)	—	(562)	—	(713)
Stock-Based Compensation Expense	—	—	—	—	11	—	—	11
Base Dividends on Common Shares	—	—	—	—	—	(990)	—	(990)
Dividends on Preferred Shares	—	—	—	—	—	(36)	—	(36)
As at December 31, 2023	16,031	—	519	25	2,002	8,913	1,208	28,698
Net Earnings (Loss)	—	—	—	—	—	3,142	—	3,142
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	1,105	1,105
Total Comprehensive Income (Loss)	—	—	—	—	—	3,142	1,105	4,247
Common Shares Issued Under Stock Option Plans	68	—	—	—	(16)	—	—	52
Purchase of Common Shares Under NCIB (2)	(479)	—	—	—	(966)	—	—	(1,445)
Purchase of Common Shares Under Employee Benefit Plan	—	(43)	—	—	—	—	—	(43)
Preferred Shares Redeemed	—	—	(163)	—	(87)	—	—	(250)
Warrants Exercised	39	—	—	(13)	—	—	—	26
Stock-Based Compensation Expense	—	—	—	—	11	—	—	11
Base Dividends on Common Shares	—	—	—	—	—	(1,255)	—	(1,255)
Variable Dividends on Common Shares	—	—	—	—	—	(251)	—	(251)
Dividends on Preferred Shares	—	—	—	—	—	(36)	—	(36)
As at December 31, 2024	15,659	(43)	356	12	944	10,513	2,313	29,754

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). For the period ended December 31, 2024, amount includes taxes payable on purchase of shares.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended December 31,
($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2024	2023	2024	2023

Operating Activities
Net Earnings (Loss)		146	743	3,142	4,109
Depreciation, Depletion and Amortization	11,12	1,225	1,270	4,871	4,644
Deferred Income Tax Expense (Recovery)	8	(350)	166	(474)	(250)
Unrealized (Gain) Loss on Risk Management	21	(19)	(36)	12	52
Unrealized Foreign Exchange (Gain) Loss	5	449	(111)	550	(210)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		—	—	—	98
(Gain) Loss on Divestiture of Assets (1)	6	2	(2)	(119)	20
Re-measurement of Contingent Payments	14	—	(24)	30	59
Unwinding of Discount on Decommissioning Liabilities	15	56	55	225	220
(Income) Loss From Equity-Accounted Affiliates		(18)	(28)	(66)	(51)
Distributions Received From Equity-Accounted Affiliates	20	39	32	172	149
Stock-Based Compensation, Net of Payments		(2)	(102)	(145)	(12)
Other		73	99	(34)	(25)
Settlement of Decommissioning Liabilities	15	(64)	(65)	(234)	(222)
Net Change in Non-Cash Working Capital	23	492	949	1,305	(1,193)
Cash From (Used in) Operating Activities		2,029	2,946	9,235	7,388

Investing Activities
Acquisitions, Net of Cash Acquired		(3)	(14)	(22)	(515)
Capital Investment	1	(1,478)	(1,170)	(5,015)	(4,298)
Proceeds From Divestitures	6	(1)	—	46	12
Net Change in Investments and Other		(17)	(24)	(80)	(125)
Net Change in Non-Cash Working Capital	23	(14)	(72)	(55)	(369)
Cash From (Used in) Investing Activities		(1,513)	(1,280)	(5,126)	(5,295)

Net Cash Provided (Used) Before Financing Activities		516	1,666	4,109	2,093

Financing Activities	23
Net Issuance (Repayment) of Short-Term Borrowings		79	159	5	58
Repayment of Long-Term Debt		—	—	—	(1,346)
Principal Repayment of Leases	12	(80)	(72)	(299)	(288)
Common Shares Issued Under Stock Option Plans		1	3	52	46
Purchase of Common Shares Under NCIB	17	(108)	(350)	(1,445)	(1,061)
Purchase of Common Shares Under Employee Benefit Plan	17	(43)	—	(43)	—
Redemption of Preferred Shares	17	(250)	—	(250)	—
Payment for Purchase of Warrants		—	(111)	—	(711)
Proceeds From Exercise of Warrants		1	2	26	18
Dividends Paid	9	(348)	(270)	(1,551)	(1,026)
Other		7	—	—	(3)
Cash From (Used in) Financing Activities		(741)	(639)	(3,505)	(4,313)

Effect of Foreign Exchange on Cash and Cash Equivalents		214	(62)	262	(77)
Increase (Decrease) in Cash and Cash Equivalents		(11)	965	866	(2,297)
Cash and Cash Equivalents, Beginning of Period		3,104	1,262	2,227	4,524
Cash and Cash Equivalents, End of Period		3,093	2,227	3,093	2,227

(1)Revised presentation as of January 1, 2024. See Note 3.
See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. The U.S. Refining segment also includes the jointly-owned Wood River and Borger refineries, held through WRB Refining LP (“WRB”), a jointly-owned entity with operator Phillips 66. Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
A) Results of Operations – Segment and Operational Information
i) Results for the Three Months Ended December 31

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2024	2023	2024	2023	2024	2023	2024	2023
Gross Sales
External Sales	5,332	4,954	345	328	373	514	6,050	5,796
Intersegment Sales	1,759	1,523	431	478	—	—	2,190	2,001
	7,091	6,477	776	806	373	514	8,240	7,797
Royalties	(874)	(841)	(15)	(27)	(25)	(34)	(914)	(902)
Revenues	6,217	5,636	761	779	348	480	7,326	6,895
Expenses
Purchased Product	530	226	470	437	—	—	1,000	663
Transportation and Blending	2,735	2,809	79	78	2	7	2,816	2,894
Operating	615	615	123	146	104	103	842	864
Realized (Gain) Loss on Risk Management	(3)	24	1	(5)	—	—	(2)	19
Operating Margin	2,340	1,962	88	123	242	370	2,670	2,455
Unrealized (Gain) Loss on Risk Management	(3)	(29)	(6)	(5)	—	—	(9)	(34)
Depreciation, Depletion and Amortization	787	763	112	100	142	138	1,041	1,001
Exploration Expense	(4)	15	1	6	16	11	13	32
(Income) Loss From Equity- Accounted Affiliates	—	—	1	—	(19)	(28)	(18)	(28)
Segment Income (Loss)	1,560	1,213	(20)	22	103	249	1,643	1,484

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended December 31,	2024	2023	2024	2023	2024	2023
Gross Sales
External Sales	1,105	1,388	6,572	6,852	7,677	8,240
Intersegment Sales	158	169	2	(5)	160	164
	1,263	1,557	6,574	6,847	7,837	8,404
Royalties	—	—	—	—	—	—
Revenues	1,263	1,557	6,574	6,847	7,837	8,404
Expenses
Purchased Product	1,068	1,263	6,296	6,625	7,364	7,888
Transportation and Blending	—	—	—	—	—	—
Operating	148	168	718	658	866	826
Realized (Gain) Loss on Risk Management	—	—	3	(6)	3	(6)
Operating Margin	47	126	(443)	(430)	(396)	(304)
Unrealized (Gain) Loss on Risk Management	—	—	5	(4)	5	(4)
Depreciation, Depletion and Amortization	38	49	124	172	162	221
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	9	77	(572)	(598)	(563)	(521)

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024

	Corporate and Eliminations		Consolidated
For the three months ended December 31,	2024	2023	2024	2023
Gross Sales
External Sales	—	—	13,727	14,036
Intersegment Sales	(2,350)	(2,165)	—	—
	(2,350)	(2,165)	13,727	14,036
Royalties	—	—	(914)	(902)
Revenues	(2,350)	(2,165)	12,813	13,134
Expenses
Purchased Product	(2,067)	(1,993)	6,297	6,558
Transportation and Blending	(207)	(232)	2,609	2,662
Purchased Product, Transportation and Blending (1)	(2,274)	(2,225)	8,906	9,220
Operating	(81)	(127)	1,627	1,563
Realized (Gain) Loss on Risk Management	34	(5)	35	8
Unrealized (Gain) Loss on Risk Management	(15)	2	(19)	(36)
Depreciation, Depletion and Amortization	22	48	1,225	1,270
Exploration Expense	—	—	13	32
(Income) Loss From Equity-Accounted Affiliates	—	—	(18)	(28)
Segment Income (Loss)	(36)	142	1,044	1,105
General and Administrative	201	71	201	71
Finance Costs, Net (1)	120	145	120	145
Integration, Transaction and Other Costs	53	36	53	36
Foreign Exchange (Gain) Loss, Net	381	(74)	381	(74)
(Gain) Loss on Divestiture of Assets (1)	2	(2)	2	(2)
Re-measurement of Contingent Payments	—	(24)	—	(24)
Other (Income) Loss, Net	103	(21)	103	(21)
	860	131	860	131
Earnings (Loss) Before Income Tax			184	974
Income Tax Expense (Recovery)			38	231
Net Earnings (Loss)			146	743
(1)Revised presentation as of January 1, 2024. See Note 3.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
ii) Results for the Twelve Months Ended December 31

	Upstream
For the twelve months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2024	2023	2024	2023	2024	2023	2024	2023
Gross Sales
External Sales	21,857	20,608	1,211	1,488	1,572	1,617	24,640	23,713
Intersegment Sales	6,590	5,584	1,848	1,785	—	—	8,438	7,369
	28,447	26,192	3,059	3,273	1,572	1,617	33,078	31,082
Royalties	(3,274)	(3,059)	(76)	(112)	(99)	(99)	(3,449)	(3,270)
Revenues	25,173	23,133	2,983	3,161	1,473	1,518	29,629	27,812
Expenses
Purchased Product	1,851	1,457	1,823	1,695	—	—	3,674	3,152
Transportation and Blending	11,000	10,774	320	298	11	16	11,331	11,088
Operating	2,511	2,716	555	590	423	384	3,489	3,690
Realized (Gain) Loss on Risk Management	20	17	(6)	(5)	—	—	14	12
Operating Margin	9,791	8,169	291	583	1,039	1,118	11,121	9,870
Unrealized (Gain) Loss on Risk Management	(16)	15	4	(19)	—	—	(12)	(4)
Depreciation, Depletion and Amortization	3,117	2,993	442	386	563	487	4,122	3,866
Exploration Expense	2	19	1	6	66	17	69	42
(Income) Loss From Equity- Accounted Affiliates	(14)	6	2	—	(53)	(57)	(65)	(51)
Segment Income (Loss)	6,702	5,136	(158)	210	463	671	7,007	6,017

	Downstream
	Canadian Refining		U.S. Refining		Total
For the twelve months ended December 31,	2024	2023	2024 (1)	2023	2024 (1)	2023
Gross Sales
External Sales	4,787	5,385	28,299	26,376	33,086	31,761
Intersegment Sales	523	848	9	17	532	865
	5,310	6,233	28,308	26,393	33,618	32,626
Royalties	—	—	—	—	—	—
Revenues	5,310	6,233	28,308	26,393	33,618	32,626
Expenses
Purchased Product	4,483	4,919	25,769	23,354	30,252	28,273
Transportation and Blending	—	—	—	—	—	—
Operating	907	639	2,763	2,562	3,670	3,201
Realized (Gain) Loss on Risk Management	—	—	8	—	8	—
Operating Margin	(80)	675	(232)	477	(312)	1,152
Unrealized (Gain) Loss on Risk Management	—	—	8	(17)	8	(17)
Depreciation, Depletion and Amortization	185	185	462	486	647	671
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	(265)	490	(702)	8	(967)	498
(1)For the twelve months ended December 31, 2024, amounts reflect certain revisions. See Note 25.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024

	Corporate and Eliminations		Consolidated
For the twelve months ended December 31,	2024	2023	2024 (1)	2023
Gross Sales
External Sales	—	—	57,726	55,474
Intersegment Sales	(8,970)	(8,234)	—	—
	(8,970)	(8,234)	57,726	55,474
Royalties	—	—	(3,449)	(3,270)
Revenues	(8,970)	(8,234)	54,277	52,204
Expenses
Purchased Product	(7,823)	(6,710)	26,103	24,715
Transportation and Blending	(793)	(947)	10,538	10,141
Purchased Product, Transportation and Blending (2)	(8,616)	(7,657)	36,641	34,856
Operating	(318)	(539)	6,841	6,352
Realized (Gain) Loss on Risk Management	24	(3)	46	9
Unrealized (Gain) Loss on Risk Management	16	73	12	52
Depreciation, Depletion and Amortization	102	107	4,871	4,644
Exploration Expense	—	—	69	42
(Income) Loss From Equity-Accounted Affiliates	(1)	—	(66)	(51)
Segment Income (Loss)	(177)	(215)	5,863	6,300
General and Administrative	794	688	794	688
Finance Costs, Net (2)	514	538	514	538
Integration, Transaction and Other Costs	166	85	166	85
Foreign Exchange (Gain) Loss, Net	462	(67)	462	(67)
(Gain) Loss on Divestiture of Assets (2)	(119)	20	(119)	20
Re-measurement of Contingent Payments	30	59	30	59
Other (Income) Loss, Net	(55)	(63)	(55)	(63)
	1,792	1,260	1,792	1,260
Earnings (Loss) Before Income Tax			4,071	5,040
Income Tax Expense (Recovery)			929	931
Net Earnings (Loss)			3,142	4,109
(1)For the twelve months ended December 31, 2024, amounts reflect certain revisions. See Note 25.
(2)Revised presentation as of January 1, 2024. See Note 3.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2024	2023	2024	2023	2024	2023	2024	2023
Crude Oil	5,220	4,812	50	53	58	170	5,328	5,035
Natural Gas and Other	69	71	195	211	239	249	503	531
NGLs (1)	43	71	100	64	76	95	219	230
External Sales	5,332	4,954	345	328	373	514	6,050	5,796

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended December 31,	2024	2023	2024	2023	2024	2023
Gasoline	66	112	3,179	3,039	3,245	3,151
Distillates (2)	341	466	2,483	2,443	2,824	2,909
Synthetic Crude Oil	491	505	—	—	491	505
Asphalt	115	134	276	254	391	388
Other Products and Services	92	171	634	1,116	726	1,287
External Sales	1,105	1,388	6,572	6,852	7,677	8,240

	Upstream
For the twelve months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2024	2023	2024	2023	2024	2023	2024	2023
Crude Oil	21,183	20,022	207	238	321	401	21,711	20,661
Natural Gas and Other	332	271	648	988	925	901	1,905	2,160
NGLs (1)	342	315	356	262	326	315	1,024	892
External Sales	21,857	20,608	1,211	1,488	1,572	1,617	24,640	23,713

	Downstream
	Canadian Refining		U.S. Refining		Total
For the twelve months ended December 31,	2024	2023	2024 (3)	2023	2024 (3)	2023
Gasoline	429	522	13,792	12,375	14,221	12,897
Distillates (2)	1,484	1,752	10,632	9,612	12,116	11,364
Synthetic Crude Oil	1,814	1,899	—	—	1,814	1,899
Asphalt	548	537	1,029	864	1,577	1,401
Other Products and Services	512	675	2,846	3,525	3,358	4,200
External Sales	4,787	5,385	28,299	26,376	33,086	31,761
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.
(3)For the twelve months ended December 31, 2024, amounts reflect certain revisions. See Note 25.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
C) Geographical Information

	Revenues (1)
	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2024	2023	2024 (2)	2023
Canada	6,556	6,300	26,791	25,128
United States	5,967	6,518	26,333	25,943
China	290	316	1,153	1,133
Consolidated	12,813	13,134	54,277	52,204
(1)Revenues by country are classified based on where the operations are located.
(2)For the twelve months ended December 31, 2024, amounts reflect certain revisions. See Note 25.

	Non-Current Assets (1)
	December 31,	December 31,
As at	2024	2023
Canada	37,006	35,876
United States	5,902	5,230
China	1,249	1,608
Indonesia	295	344
Consolidated	44,452	43,058
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
As at	2024	2023	2024	2023	2024	2023
Oil Sands	461	729	24,646	24,443	1,018	849
Conventional	15	—	2,230	2,209	57	1
Offshore	8	9	3,365	2,798	95	102
Canadian Refining	—	—	2,511	2,469	39	28
U.S. Refining	—	—	5,538	5,014	342	268
Corporate and Eliminations	—	—	278	317	399	432
Consolidated	484	738	38,568	37,250	1,950	1,680

	Goodwill		Total Assets
	December 31,	December 31,	December 31,	December 31,
As at	2024	2023	2024	2023
Oil Sands	2,923	2,923	31,668	31,673
Conventional	—	—	2,610	2,429
Offshore	—	—	4,089	3,511
Canadian Refining	—	—	2,901	2,960
U.S. Refining	—	—	9,517	8,660
Corporate and Eliminations	—	—	5,754	4,682
Consolidated	2,923	2,923	56,539	53,915

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
E) Capital Expenditures (1)

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2024	2023	2024	2023
Capital Investment
Oil Sands	773	618	2,714	2,382
Conventional	121	129	421	452
Offshore
Atlantic	312	161	1,077	635
Asia Pacific	24	3	68	7
Total Upstream	1,230	911	4,280	3,476

Canadian Refining	63	46	208	145
U.S. Refining	168	167	488	602
Total Downstream	231	213	696	747

Corporate and Eliminations	17	46	39	75
	1,478	1,170	5,015	4,298
Acquisitions
Oil Sands	2	2	9	37
Conventional	1	—	13	5
U.S. Refining (2)	—	—	—	385
	3	2	22	427
Total Capital Expenditures	1,481	1,172	5,037	4,725
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.
(2)In 2023, Cenovus was deemed to have disposed of its pre-existing interest in BP-Husky Refining LLC (“Toledo”) and reacquired it at fair value as required by International Financial Reporting Standard 3, “Business Combinations” (“IFRS 3”). The acquisition capital above does not include the fair value of the pre‑existing interest in Toledo of $368 million.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”. These interim Consolidated Financial Statements were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2023.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2023, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective February 19, 2025.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024

3. UPDATE TO ACCOUNTING POLICIES
A) Adjustments to the Consolidated Statements of Comprehensive Income (Loss)
As of January 1, 2024, the Company updated its accounting policies to aggregate certain items presented in the Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Cash Flows to more appropriately reflect the integrated operations of the business. There were no re-measurements of balances. Certain historical disaggregated balances continue to be presented in Note 1.
The following presentation changes were made with comparative periods being re-presented:
•Gross sales and royalties were aggregated and presented as ‘Revenues’.
•Purchased product and transportation and blending were aggregated and presented as ‘Purchased Product, Transportation and Blending’.
•Depreciation, depletion and amortization, and exploration expense were aggregated and presented as ‘Depreciation, Depletion, Amortization and Exploration Expense’.
•Finance costs and interest income were aggregated and presented as ‘Finance Costs, Net’.
•Revaluation (gain) loss and (gain) loss on divestiture of assets were aggregated and presented as ‘(Gain) Loss on Divestiture of Assets’.
B) Recent Accounting Pronouncements
New Accounting Standards and Interpretations not yet Adopted
Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which will replace International Accounting Standard 1, “Presentation of Financial Statements”. IFRS 18 will establish a revised structure for the Consolidated Statements of Comprehensive Income (Loss) and improve comparability across entities and reporting periods.
IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard is to be applied retrospectively, with certain transition provisions. The Company is currently evaluating the impact of adopting IFRS 18 on the Consolidated Financial Statements.
Financial Instruments
On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”. The amendments include clarifications on the derecognition of financial liabilities and the classification of certain financial assets. In addition, new disclosure requirements for equity instruments designated as FVOCI were added. The amendments are effective for annual periods beginning on or after January 1, 2026, and will be applied retrospectively. The Company is currently evaluating the impact of the amendments on the Consolidated Financial Statements.

4. FINANCE COSTS, NET

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2024	2023	2024	2023
Interest Expense – Short-Term Borrowings and Long-Term Debt	78	77	307	362
Net Premium (Discount) on Redemption of Long-Term Debt (1)	—	—	—	(84)
Interest Expense – Lease Liabilities (Note 12)	43	40	162	161
Unwinding of Discount on Decommissioning Liabilities (Note 15)	56	55	225	220
Other	5	14	35	32
Capitalized Interest	(15)	(8)	(45)	(20)
Finance Costs	167	178	684	671
Interest Income	(47)	(33)	(170)	(133)
	120	145	514	538
(1)Includes the premium or discount on redemption, net of transaction costs and the amortization of associated fair value adjustments.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2024	2023	2024	2023
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	338	(112)	442	(231)
Other	111	1	108	21
Unrealized Foreign Exchange (Gain) Loss	449	(111)	550	(210)
Realized Foreign Exchange (Gain) Loss	(68)	37	(88)	143
	381	(74)	462	(67)

6. DIVESTITURES
The Company closed a transaction with Athabasca Oil Corporation (“Athabasca”) to create the jointly-controlled Duvernay Energy Corporation (“Duvernay”). Cenovus contributed non-monetary assets with a fair value of $94 million and cash of $18 million, before closing adjustments, in exchange for a 30 percent equity interest in Duvernay. The Company recognized an investment of $84 million in Duvernay and a before-tax gain on divestiture of assets of $65 million (after-tax gain – $50 million), reflecting the difference between the carrying value and fair value of contributed assets to the extent of Athabasca’s share.
The Company also closed the sale of non-core assets in its Conventional segment for net proceeds of $39 million and recorded a before-tax gain of $51 million (after-tax gain – $39 million).

7. IMPAIRMENT CHARGES AND REVERSALS
A) Upstream Cash-Generating Units
i) 2024 Impairment Charges
The Company tested cash-generating units (“CGUs”) with associated goodwill for impairment as at December 31, 2024, and there were no impairments. No impairment indicators were identified for the remaining CGUs.
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s Oil Sands CGUs with associated goodwill were estimated using fair value less costs of disposal (“FVLCOD”). Key assumptions used to estimate the present value of future net cash flows from reserves include expected future production volumes, quantity of reserves, forward commodity prices and future development and operating expenses, all consistent with Cenovus’s independent qualified reserve evaluators (“IQREs”), as well as discount rates. Fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates as at December 31, 2024. All reserves were evaluated as at December 31, 2024, by the Company’s IQREs.
Crude Oil, NGLs and Natural Gas Prices
The forward commodity prices as at December 31, 2024, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2025	2026	2027	2028	2029	Average Annual Increase Thereafter (percent)
West Texas Intermediate (“WTI”) (US$/bbl) (1)	71.58	74.48	75.81	77.66	79.22	2.00
Western Canadian Select at Hardisty (2) (C$/bbl)	82.69	84.27	83.81	85.70	87.45	2.00
Condensate at Edmonton (C$/bbl)	100.14	100.72	100.24	102.73	104.79	2.00
Alberta Energy Company Natural Gas (C$/Mcf) (3)	2.36	3.33	3.48	3.69	3.76	2.00
(1)Barrel ("bbl").
(2)Western Canadian Select at Hardisty (“WCS”).
(3)One thousand cubic feet (“Mcf”).

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 14 percent.
Sensitivities
A one percent increase in the discount rate or a five percent decrease in forward commodity price estimates would not impact the results of the impairment tests performed.
ii) 2023 Impairment Charges
The Company tested the CGUs with associated goodwill for impairment as at December 31, 2023, and there were no impairments. No impairment indicators were identified for the remaining CGUs.
B) Downstream Cash-Generating Units
i) 2024 Impairment Charges and Reversals
As at December 31, 2024, lower forward Chicago 3-2-1 crack spreads, net of renewable identification numbers (“RINs”), that would result in lower margins for refined products was identified as an indicator of impairment for the Lima, Toledo and Wood River CGUs. As a result, these CGUs were tested for impairment.
The recoverable amounts of the Lima, Toledo and Wood River CGUs were in excess of their respective carrying amounts and no impairment was recorded. There were no indicators of impairment for the remaining downstream CGUs and no indicators of impairment reversal for the Superior and Borger CGUs.
Key Assumptions
The recoverable amount (Level 3) of each of the CGUs were determined using FVLCOD. FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included refined product production, forward crude oil prices, forward crack spreads, net of RINs, future capital expenditures, future operating costs and discount rates. Forward prices are based on third-party consultant forecasts.
Crude Oil and Select Refining Benchmark Prices
As at December 31, 2024, the forward prices used to determine future cash flows were:

(US$/bbl)	2025	2026	2027	2028	2029
WTI	77.68	77.07	78.74	81.51	83.14
Differential WTI – WCS	(14.17)	(15.34)	(15.71)	(16.62)	(17.11)
Chicago 3-2-1 Crack Spread	20.01	21.97	22.60	23.87	24.66
Renewable Identification Numbers	6.79	7.31	8.05	8.69	9.03
Subsequent estimated cash flows were determined using a pricing growth rate between one percent and six percent up to the year 2034.
Discount Rates
Discounted future cash flows were determined by applying a discount rate between 15 percent and 16 percent based on the individual characteristics of the CGU and on the economic and operating factors.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward prices would have on the impairment amount as at December 31, 2024, for the U.S. Refining CGUs:

	Increase (Decrease) to Impairment Amount
	One Percent Increase in the Discount Rate	Five Percent Decrease in the Forward Prices
Lima and Wood River CGUs	214	619
For the Toledo CGU, a one percent increase in the discount rate or a five percent decrease in forward prices would not impact the results of the impairment test performed.
ii) 2023 Impairment Charges and Reversals
As at December 31, 2023, there were no indicators of impairment or impairment reversals for the Company's downstream CGUs.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024

8. INCOME TAXES

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2024	2023	2024	2023
Current Tax
Canada	311	100	1,141	1,041
United States	7	(113)	9	(109)
Asia Pacific	57	72	214	224
Other International	13	6	39	25
Total Current Tax Expense (Recovery)	388	65	1,403	1,181
Deferred Tax Expense (Recovery)	(350)	166	(474)	(250)
	38	231	929	931

9. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Twelve Months Ended
For periods ended December 31,	2024	2023	2024	2023
Net Earnings (Loss)	146	743	3,142	4,109
Effect of Cumulative Dividends on Preferred Shares	(9)	(9)	(36)	(36)
Net Earnings (Loss) – Basic	137	734	3,106	4,073
Effect of Stock-Based Compensation	(7)	(118)	3	(12)
Net Earnings (Loss) – Diluted	130	616	3,109	4,061

Basic – Weighted Average Number of Shares (thousands)	1,825,847	1,879,270	1,850,193	1,895,487
Dilutive Effect of Warrants	2,704	5,837	4,483	22,223
Dilutive Effect of Stock-Based Compensation	10,410	21,593	8,540	22,135
Diluted – Weighted Average Number of Shares (thousands)	1,838,961	1,906,700	1,863,216	1,939,845

Net Earnings (Loss) Per Common Share – Basic ($)	0.08	0.39	1.68	2.15
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	0.07	0.32	1.67	2.09
(1)For the three months ended December 31, 2024, net earnings of $nil (2023 – $nil) and 3.5 million common shares (2023 – 1.4 million), related to the assumed exercise of stock-based compensation, were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive. For the twelve months ended December 31, 2024, net earnings of $16 million (2023 – $nil) and 9.8 million common shares (2023 – 1.6 million), related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive.
B) Common Share Dividends

	2024		2023
For the twelve months ended December 31,	Per Share	Amount	Per Share	Amount
Base Dividends	0.680	1,255	0.525	990
Variable Dividends	0.135	251	—	—
Total Common Share Dividends Declared and Paid	0.815	1,506	0.525	990
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On February 19, 2025, the Company’s Board of Directors declared a first quarter base dividend of $0.180 per common share, payable on March 31, 2025, to common shareholders of record as at March 14, 2025.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
C) Preferred Share Dividends

For the twelve months ended December 31,	2024	2023
Series 1 First Preferred Shares	7	7
Series 2 First Preferred Shares	2	2
Series 3 First Preferred Shares	12	12
Series 5 First Preferred Shares	9	9
Series 7 First Preferred Shares	6	6
Total Preferred Share Dividends Declared	36	36
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
For the twelve months ended December 31, 2024, the Company paid preferred share dividends of $45 million (2023 – $36 million).
On February 19, 2025, the Company’s Board of Directors declared first quarter dividends of $6 million payable on March 31, 2025, to preferred shareholders of record as at March 14, 2025.

10. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2023	738
Acquisition	7
Additions	65
Transfer to PP&E (Note 11)	(285)
Write-downs	(37)
Change in Decommissioning Liabilities	(5)
Exchange Rate Movements and Other	1
As at December 31, 2024	484

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2023	47,425	272	12,770	1,908	62,375
Acquisitions	15	—	—	—	15
Additions	4,215	3	661	71	4,950
Transfer from E&E (Note 10)	285	—	—	—	285
Change in Decommissioning Liabilities	312	2	4	(5)	313
Divestitures (Note 6)	(270)	—	—	(1)	(271)
Exchange Rate Movements and Other	108	3	890	2	1,003
As at December 31, 2024	52,090	280	14,325	1,975	68,670

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2023	17,975	129	5,667	1,354	25,125
Depreciation, Depletion and Amortization	3,949	11	539	81	4,580
Divestitures (Note 6)	(208)	—	—	—	(208)
Exchange Rate Movements and Other	133	1	469	2	605
As at December 31, 2024	21,849	141	6,675	1,437	30,102

CARRYING VALUE
As at December 31, 2023	29,450	143	7,103	554	37,250
As at December 31, 2024	30,241	139	7,650	538	38,568
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.

12. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2023	588	1,964	161	70	2,783
Additions	2	317	—	51	370
Exchange Rate Movements and Other	2	111	17	4	134
As at December 31, 2024	592	2,392	178	125	3,287

ACCUMULATED DEPRECIATION
As at December 31, 2023	156	863	65	19	1,103
Depreciation	35	198	21	37	291
Exchange Rate Movements and Other	2	(62)	8	(5)	(57)
As at December 31, 2024	193	999	94	51	1,337

CARRYING VALUE
As at December 31, 2023	432	1,101	96	51	1,680
As at December 31, 2024	399	1,393	84	74	1,950
(1)Includes a pipeline, storage tanks, railcars, vessels, barges, a natural gas processing plant and caverns.
(2)Includes assets in the commercial fuels business, fleet vehicles, camps and other equipment.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
B) Lease Liabilities

Total
As at December 31, 2023	2,658
Additions	363
Interest Expense (Note 4)	162
Lease Payments	(461)
Exchange Rate Movements and Other	205
As at December 31, 2024	2,927
Less: Current Portion	359
Long-Term Portion	2,568

13. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

		December 31,	December 31,
As at	Notes	2024	2023
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	173	179
Total Debt Principal		173	179
i) Uncommitted Demand Facilities
As at December 31, 2024, the Company had uncommitted demand facilities of $1.7 billion (December 31, 2023 – $1.7 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at December 31, 2024, there were outstanding letters of credit aggregating to $355 million (December 31, 2023 – $364 million) and no direct borrowings (December 31, 2023 – $nil).
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million (December 31, 2023 – US$450 million) that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at December 31, 2024, US$240 million was drawn on these facilities, of which Cenovus’s proportionate share was US$120 million (C$173 million). As at December 31, 2023, Cenovus's proportionate share of drawings was US$135 million (C$179 million).
B) Long-Term Debt

	December 31,	December 31,
As at	2024	2023
Committed Credit Facility	—	—
U.S. Dollar Denominated Unsecured Notes (1)	5,470	5,028
Canadian Dollar Unsecured Notes	2,000	2,000
Total Debt Principal	7,470	7,028
Debt Premiums (Discounts), Net, and Transaction Costs	64	80
Long-Term Debt	7,534	7,108
Less: Current Portion	192	—
Long-Term Portion	7,342	7,108
(1)Total U.S. dollar denominated unsecured notes as at December 31, 2024, was US$3.8 billion (December 31, 2023 — US$3.8 billion).
On June 26, 2024, Cenovus renewed its existing committed credit facility to extend the maturity dates by more than one year. The committed credit facility consists of a $2.2 billion tranche maturing on June 26, 2027, and a $3.3 billion tranche maturing on June 26, 2028. As at December 31, 2024, no amount was drawn on the credit facility (December 31, 2023 – $nil).
The committed credit facility may include Canadian overnight repo rate average loans, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
As at December 31, 2024, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is below this limit.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity and Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents, and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, steward working capital, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and depreciation, depletion and amortization (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar.
Net Debt to Adjusted EBITDA

	December 31,	December 31,
As at	2024	2023
Short-Term Borrowings	173	179
Current Portion of Long-Term Debt	192	—
Long-Term Portion of Long-Term Debt	7,342	7,108
Total Debt	7,707	7,287
Less: Cash and Cash Equivalents	(3,093)	(2,227)
Net Debt	4,614	5,060

Net Earnings (Loss)	3,142	4,109
Add (Deduct):
Finance Costs, Net (1)	514	538
Income Tax Expense (Recovery)	929	931
Depreciation, Depletion and Amortization	4,871	4,644
Exploration and Evaluation Asset Write-downs	37	29
(Income) Loss From Equity-Accounted Affiliates	(66)	(51)
Unrealized (Gain) Loss on Risk Management	12	52
Foreign Exchange (Gain) Loss, Net	462	(67)
(Gain) Loss on Divestiture of Assets (1)	(119)	20
Re-measurement of Contingent Payments	30	59
Other (Income) Loss, Net	(55)	(63)
Adjusted EBITDA (2)	9,757	10,201

Net Debt to Adjusted EBITDA (times)	0.5	0.5
(1)Revised presentation as of January 1, 2024. See Note 3.
(2)Calculated on a trailing twelve-month basis.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
Net Debt to Adjusted Funds Flow

	December 31,	December 31,
As at	2024	2023
Net Debt	4,614	5,060

Cash From (Used in) Operating Activities	9,235	7,388
(Add) Deduct:
Settlement of Decommissioning Liabilities	(234)	(222)
Net Change in Non-Cash Working Capital	1,305	(1,193)
Adjusted Funds Flow (1)	8,164	8,803

Net Debt to Adjusted Funds Flow (times)	0.6	0.6
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	December 31,	December 31,
As at	2024	2023
Net Debt	4,614	5,060
Shareholders’ Equity	29,754	28,698
Capitalization	34,368	33,758

Net Debt to Capitalization (percent)	13	15

14. CONTINGENT PAYMENTS
On August 31, 2024, the variable payment obligation associated with the transaction with BP Canada Energy Group ULC to purchase the remaining 50 percent interest in Sunrise Oil Sands Partnership ended. In the twelve months ended December 31, 2024, the Company made payments of $301 million for the quarterly payment periods ending November 30, 2023, February 29, 2024, May 31, 2024, and August 31, 2024.

15. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2023	4,155
Liabilities Incurred	24
Liabilities Settled	(234)
Liabilities Disposed	(72)
Change in Estimated Future Cash Flows	276
Change in Discount Rate	132
Unwinding of Discount on Decommissioning Liabilities (Note 4)	225
Exchange Rate Movements	28
As at December 31, 2024	4,534
As at December 31, 2024, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.2 percent (December 31, 2023 – 5.5 percent) and assumes an inflation rate of two percent (December 31, 2023 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2024, the Company had $241 million in long-term restricted cash (December 31, 2023 – $211 million).

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024

16. OTHER LIABILITIES

	December 31,	December 31,
As at	2024	2023
Renewable Volume Obligation, Net (1)	284	397
Pension and Other Post-Employment Benefit Plan	269	276
Employee Long-Term Incentives	96	100
Provisions for Onerous and Unfavourable Contracts	66	72
Provision for West White Rose Expansion Project	54	156
Drilling Provisions	3	25
Other	147	157
	919	1,183
(1)The gross amounts of the renewable volume obligation and RINs asset were $652 million and $368 million, respectively (December 31, 2023 – $785 million and $388 million, respectively).

17. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	December 31, 2024		December 31, 2023
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,871,868	16,031	1,909,190	16,320
Issued Upon Exercise of Warrants	3,982	39	2,610	26
Issued Under Stock Option Plans	5,049	68	3,679	58
Purchase of Common Shares Under NCIB	(55,861)	(479)	(43,611)	(373)
Outstanding, End of Period	1,825,038	15,659	1,871,868	16,031
As at December 31, 2024, there were 48.8 million (December 31, 2023 – 45.5 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 7, 2024, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 127.5 million common shares during the period from November 11, 2024, to November 10, 2025.
For the twelve months ended December 31, 2024, the Company purchased and cancelled 55.9 million common shares through the NCIB. The shares were purchased at a volume weighted average price of $25.38 per common share for a total of $1.4 billion. Paid in surplus was reduced by $966 million, representing the excess of the purchase price of the common shares over their average carrying value of $939 million and taxes paid of $27 million.
From January 1, 2025, to February 14, 2025, the Company purchased an additional 1.5 million common shares for $32 million. As at February 14, 2025, the Company can further purchase up to 124.9 million common shares under the NCIB.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
D) Treasury Shares
In 2024, Cenovus established an employee benefit plan trust (the “Trust”). The Trust, through an independent trustee, acquires Cenovus’s common shares on the open market, which are held to satisfy the Company’s obligations under certain stock-based compensation plans.

	December 31, 2024
	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	—	—
Purchase of Common Shares Under Employee Benefit Plan	2,000	43
Outstanding, End of Period	2,000	43
E) Issued and Outstanding – Preferred Shares

	December 31, 2024		December 31, 2023
	Number of Preferred Shares (thousands)	Amount	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	36,000	519	36,000	519
Preferred Shares Redeemed	(10,000)	(163)	—	—
Outstanding, End of Period	26,000	356	36,000	519
On December 31, 2024, Cenovus exercised its right to redeem all 10.0 million of the Company’s series 3 preferred shares at a price of $25.00 per share, for a total of $250 million. Paid in surplus was reduced by $87 million, representing the excess of the purchase price of the series 3 preferred shares over their carrying value.
The Company had the following preferred shares outstanding as at December 31, 2024:

As at December 31, 2024	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	5.21	1,260
Series 5 First Preferred Shares	March 31, 2025	4.59	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94	6,000
(1) The floating-rate dividend was 6.77 percent from December 31, 2023, to March 30, 2024, 6.71 percent for the period from March 31, 2024, to June 29, 2024, 6.60 percent from June 30, 2024 to September 29, 2024, and 5.94 percent from September 30, 2024, to December 30, 2024.
F) Issued and Outstanding – Warrants

	December 31, 2024		December 31, 2023
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	7,625	25	55,720	184
Exercised	(3,982)	(13)	(2,610)	(8)
Purchased and Cancelled	—	—	(45,485)	(151)
Outstanding, End of Period	3,643	12	7,625	25
The exercise price of the warrants is $6.54 per share. The warrants expire on January 1, 2026.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2022	99	29	1,342	1,470
Other Comprehensive Income (Loss), Before Tax	(58)	63	(286)	(281)
Reclassification on Divestiture	—	—	12	12
Income Tax (Expense) Recovery	14	(7)	—	7
As at December 31, 2023	55	85	1,068	1,208
Other Comprehensive Income (Loss), Before Tax	19	81	1,020	1,120
Income Tax (Expense) Recovery	(5)	(10)	—	(15)
As at December 31, 2024	69	156	2,088	2,313

19. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include net settlement rights (“NSRs”), Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at December 31, 2024	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	8,653	4,741
Cenovus Replacement Stock Options	348	348
Performance Share Units	7,210	—
Restricted Share Units	8,148	—
Deferred Share Units	1,761	1,761
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at December 31, 2024, were $17.83 and $3.54, respectively.

	Units Granted	Units Vested and Exercised/ Paid Out
For the twelve months ended December 31,	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	2,427	5,251
Cenovus Replacement Stock Options	—	614
Performance Share Units	6,368	8,903
Restricted Share Units	3,393	2,286
Deferred Share Units	198	186

	Weighted Average Exercise Price	Units Exercised
For the twelve months ended December 31,	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	10.55	4,458
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	11.97	793
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	7.48	577
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (2)	5.17	37
(1)NSRs were net settled for 562 thousand common shares.
(2)Cenovus replacement stock options were net settled for 29 thousand common shares.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2024	2023	2024	2023
Stock Options With Associated Net Settlement Rights	3	2	12	11
Cenovus Replacement Stock Options	—	(4)	1	(5)
Performance Share Units	(9)	(78)	48	47
Restricted Share Units	10	(10)	60	46
Deferred Share Units	(1)	(9)	5	(2)
Stock-Based Compensation Expense (Recovery)	3	(99)	126	97
PSUs and RSUs granted under the Performance Share Unit Plan and Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

20. RELATED PARTY TRANSACTIONS
A) Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly-controlled entity HCML. The Company’s share of equity investment income (loss) related to the joint venture is recorded in (income) loss from equity-accounted affiliates.
For the twelve months ended December 31, 2024, the Company received $107 million in distributions from HCML (2023 – $93 million) and paid $nil in contributions (2023 – $35 million).
B) Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP. The Company holds a 35 percent interest in HMLP and applies the equity method of accounting. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services.
For the twelve months ended December 31, 2024, the Company received $65 million in distributions from HMLP (2023 – $56 million) and paid $51 million in contributions (2023 – $62 million).
The following table summarizes revenues and associated expenses related to HMLP:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2024	2023	2024	2023
Revenues from Construction and Management Services	39	48	155	160
Transportation Expenses	71	90	278	295

21. FINANCIAL INSTRUMENTS
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at December 31, 2024, the carrying value of Cenovus’s long-term debt was $7.5 billion and the fair value was $6.9 billion (December 31, 2023, carrying value – $7.1 billion; fair value – $6.6 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity which may include equity transactions of the entity when available (Level 3).

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2023	131
Acquisitions	7
Changes in Fair Value	81
As at December 31, 2024	219
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of condensate and refined product futures; crude oil and natural gas futures and swaps; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts is calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	December 31, 2024			December 31, 2023
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Condensate, Natural Gas, and Refined Products	9	10	(1)	11	19	(8)
Power Contracts	6	—	6	2	—	2
Renewable Power Contracts	5	—	5	18	—	18
Foreign Exchange Rate Contracts	—	3	(3)	—	—	—
	20	13	7	31	19	12
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	December 31,	December 31,
As at	2024	2023
Level 2 – Prices Sourced From Observable Data or Market Corroboration	2	(6)
Level 3 – Prices Sourced From Partially Unobservable Data	5	18
	7	12
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2023	12
Change in Fair Value of Contracts in Place, Beginning of Year	(20)
Change in Fair Value of Contracts Entered Into During the Year	(30)
Fair Value of Contracts Realized During the Year	46
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(1)
As at December 31, 2024	7

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2024	2023	2024	2023
Realized (Gain) Loss	35	8	46	9
Unrealized (Gain) Loss	(19)	(36)	12	52
(Gain) Loss on Risk Management	16	(28)	58	61
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

22. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates and commodity power prices, as well as credit risk and liquidity risk.
As at December 31, 2024, the fair value of risk management positions was a net asset of $7 million. As at December 31, 2024, there were foreign exchange contracts with a notional value of US$250 million (December 31, 2023 – $nil) and no interest rate contracts or cross currency interest rate swap contracts outstanding (December 31, 2023 – $nil).
Net Fair Value of Risk Management Positions

As at December 31, 2024	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Contracts Related to Blending (4)
WTI Fixed – Sell	1.6 MMbbls	January 2025 - November 2025	US$70.18/bbl	(3)
WTI Fixed – Buy	0.3 MMbbls	January 2025 - November 2025	US$72.80/bbl	(1)
Power Contracts				6
Renewable Power Contracts				5
Other Financial Positions (5)				3
Foreign Exchange Rate Contracts				(3)
Total Fair Value				7
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    Includes individual contracts with varying terms, the longest of which is 14 months.
(4)    WTI contracts related to blending are used to help manage price exposure to condensate used for blending.
(5)    Includes risk management positions related to WCS, heavy oil, light oil and condensate differentials, benchmark delivery location spreads, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. refining and marketing activities.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2024	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	20	(20)
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tied to Production	(6)	6
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(3)	3
Natural Gas Commodity Price	± US$0.50/Mcf Applied to Natural Gas Hedges Tied to Production	—	—
Natural Gas Basis Price	± US$0.25/Mcf Applied to Natural Gas Basis Hedges	1	(1)
Power Commodity Price	± C$10.00/MWh (2) Applied to Power Hedges	46	(46)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	24	(28)
(1)Excluding WCS at Hardisty.
(2)One thousand kilowatts of electricity per hour (“MWh”).
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
As at December 31, 2024, approximately 79 percent (December 31, 2023 – 83 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 96 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.4 percent as at December 31, 2024 (December 31, 2023 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 13, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2024	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	6,242	—	—	—	6,242
Short-Term Borrowings	173	—	—	—	173
Lease Liabilities (2)	538	824	645	2,606	4,613
Long-Term Debt (2)	526	1,910	1,989	7,286	11,711
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion, if applicable.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	30

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024

23. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	December 31,	December 31,
As at	2024	2023
Total Current Assets	10,434	9,708
Total Current Liabilities	7,362	6,210
Working Capital	3,072	3,498
B) Changes in Non-Cash Working Capital

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2024	2023	2024	2023
Accounts Receivable and Accrued Revenues	221	1,411	547	314
Income Tax Receivable	8	(283)	199	(295)
Inventories	(216)	559	(117)	216
Accounts Payable and Accrued Liabilities	239	(754)	299	(685)
Income Tax Payable	226	(56)	322	(1,112)
Total Change in Non-Cash Working Capital	478	877	1,250	(1,562)

Net Change in Non-Cash Working Capital – Operating Activities	492	949	1,305	(1,193)
Net Change in Non-Cash Working Capital – Investing Activities	(14)	(72)	(55)	(369)
Total Change in Non-Cash Working Capital	478	877	1,250	(1,562)

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	31

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
C) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Warrants	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2022	9	—	115	8,691	2,836
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	58	—	—
Repayment of Long-Term Debt	—	—	—	(1,346)	—
Principal Repayment of Leases	—	—	—	—	(288)
Dividends Paid	(1,026)	—	—	—	—
Payment for Purchase of Warrants	—	(711)	—	—	—
Finance and Transaction Costs	—	(2)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	(84)	—
Finance and Transaction Costs	—	2	—	(19)	—
Lease Acquisitions	—	—	—	—	33
Lease Additions	—	—	—	—	57
Base Dividends Declared on Common Shares	990	—	—	—	—
Dividends Declared on Preferred Shares	36	—	—	—	—
Warrants Purchased and Cancelled	—	711	—	—	—
Exchange Rate Movements and Other	—	—	6	(134)	20
As at December 31, 2023	9	—	179	7,108	2,658
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	5	—	—
Principal Repayment of Leases	—	—	—	—	(299)
Dividends Paid	(1,551)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(16)	—
Lease Additions	—	—	—	—	363
Base Dividends Declared on Common Shares	1,255	—	—	—	—
Variable Dividends Declared on Common Shares	251	—	—	—	—
Dividends Declared on Preferred Shares	36	—	—	—	—
Exchange Rate Movements and Other	—	—	(11)	442	205
As at December 31, 2024	—	—	173	7,534	2,927

24. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at December 31, 2024	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	2,122	1,947	1,921	1,904	1,815	14,551	24,260
Product Purchases	14	—	—	—	—	—	14
Real Estate	63	63	61	59	63	532	841
Obligation to Fund HCML	104	105	98	56	44	105	512
Other Long-Term Commitments	411	191	187	158	117	589	1,653
Total Commitments	2,714	2,306	2,267	2,177	2,039	15,777	27,280
(1)Includes transportation commitments that are subject to regulatory approval or were approved but are not yet in service of $854 million. Terms are up to 20 years on commencement.
(2)As at December 31, 2024, includes $1.8 billion related to transportation and storage commitments with HMLP.
There were outstanding letters of credit aggregating to $355 million (December 31, 2023 – $364 million) issued as security for financial and performance conditions under certain contracts.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	32

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2024
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

25. PRIOR PERIOD REVISIONS
During the three months ended December 31, 2024, it was identified that certain transactions in the U.S Refining segment undertaken in contemplation of each other were reported on a gross basis in revenues and purchased product rather than on a net basis. As a result, revenues and purchased product were overstated for the nine months ended September 30, 2024. Prior quarters have been restated to reflect the change. There was no impact on net earnings (loss), segment income (loss), cash flows or financial position.
The following tables reconcile the amounts previously reported in the Consolidated Statements of Comprehensive Income (Loss) and segmented disclosures to the corresponding revised amounts:

	U.S. Refining Segment			Consolidated
For the three months ended March 31, 2024	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Revenues	7,235	(334)	6,901	13,397	(334)	13,063
Purchased Product	6,132	(334)	5,798	6,133	(334)	5,799
Transportation and Blending	—	—	—	2,575	—	2,575
Purchased Product, Transportation and Blending (1)	6,132	(334)	5,798	8,708	(334)	8,374
	1,103	—	1,103	4,689	—	4,689

	U.S. Refining Segment			Consolidated
For the three months ended June 30, 2024	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Revenues	7,918	(303)	7,615	14,885	(303)	14,582
Purchased Product	7,124	(303)	6,821	7,184	(303)	6,881
Transportation and Blending	—	—	—	2,865	—	2,865
Purchased Product, Transportation and Blending (1)	7,124	(303)	6,821	10,049	(303)	9,746
	794	—	794	4,836	—	4,836

	U.S. Refining Segment			Consolidated
For the three months ended September 30, 2024	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Revenues	7,648	(430)	7,218	14,249	(430)	13,819
Purchased Product	7,284	(430)	6,854	7,556	(430)	7,126
Transportation and Blending	—	—	—	2,489	—	2,489
Purchased Product, Transportation and Blending (1)	7,284	(430)	6,854	10,045	(430)	9,615
	364	—	364	4,204	—	4,204
(1)Revised presentation as of January 1, 2024. See Note 3.

Cenovus Energy Inc. – Q4 2024 Interim Consolidated Financial Statements	33